Exhibit 99.1

FOR IMMEDIATE RELEASE

CORUS ENTERTAINMENT RECEIVES TORONTO STOCK EXCHANGE APPROVAL FOR NORMAL COURSE ISSUER BID

(January 3, 2006 - Toronto, Canada) - Corus Entertainment Inc. today announced that the Toronto Stock Exchange (TSX) has accepted the notice filed by Corus of its intention to make a Normal Course Issuer Bid for its Class B Non-Voting Participating Shares through the facilities of the TSX. Corus Entertainment will also file the necessary documents with the applicable securities regulatory authorities to permit share purchases through the facilities of the New York Stock Exchange.

Pursuant to the terms of its Normal Course Issuer Bid, Corus Entertainment may, during the 12-month period commencing January 1, 2006 and ending December 31, 2006, purchase for cancellation up to a total of 3,000,000 Class B Non-Voting Participating Shares, which represent approximately 7.5% of the “public float” of the Class B Non-Voting Participating Shares. The price that Corus Entertainment will pay for shares purchased pursuant to the bid will be the market price at the time of acquisition.

Corus believes that its Class B Non-Voting Participating Shares have been trading in a price range which may not fully reflect the value of these shares. As a result, the Company believes that its outstanding Class B Non-Voting Participating Shares represent an attractive investment to Corus.

As at December 15, 2005, the date that Corus announced its intention to make a Normal Course Issuer Bid, there were 41,084,867 Class B Non-Voting Participating Shares outstanding, with a public float of 39,571,893 Class B Non-Voting Participating Shares.

Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in both specialty TV and Radio. Corus also owns Nelvana Limited, a leading international producer and distributor of children’s programming and products. The company’s other interests include publishing, television broadcasting and advertising services. A publicly traded company, Corus is listed on the Toronto (CJR.NV.B) and New York (CJR) Exchanges. Corus’ website can be found at www.corusent.com.

Corus Entertainment Inc. reports in Canadian dollars.

For further information, please contact:

Tom Peddie
Senior Vice President & Chief Financial Officer
Corus Entertainment Inc.
(416) 642-3780